UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

October 31, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $900,000 Super TrackSM Notes due August 2, 2017 Linked to the Performance of the iShares® MSCI EAFE ETF

•                  $310,000 Callable Contingent Payment Notes due October 31, 2018 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  $797,000 Callable Contingent Payment Notes due October 31, 2019 Linked to the Shares of the Market Vectors Gold Miners ETF

•                  $8,321,150 Barclays Bank PLC Trigger Performance Securities Linked to the Vanguard FTSE Emerging Markets ETF due October 31, 2018

•                  $3,495,000 Super TrackSM Notes due April 28, 2017 Linked to the Performance of the EURO STOXX 50® Index

•                  $2,016,000 Annual Reset Coupon Buffered Notes due October 31, 2019 Linked to the Performance of the Russell 2000® Index

•                  US$1,575,000 Barclays 10Y Treasury Futures IndexTM Bearish Notes Due October 31, 2018

•                  $1,490,000 Barclays Bank PLC Relative Performance Securities Linked to the Barclays 10Y Treasury Futures Index™ and the S&P 500® Index and due October 31, 2018

•                  $3,373,000 Barclays Bank PLC Airbag Return Optimization Securities Linked to the iShares® Russell 2000 ETF due October 31, 2016

•                  $5,769,000 Barclays Bank PLC Airbag Return Optimization Securities Linked to the SPDR® S&P 500® ETF Trust due October 31, 2016

•                  $7,718,050 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities inked to the lesser performing of the Russell 2000® Index and the EURO STOXX 50® Index due October 31, 2023

•                  $5,900,000 10.25% Exchan(ge)able Notes due October 30, (2)014 (Linked to the Common Stock of Tesoro Corporation)

•                  $530,000 Capped Fixed-to-Floating Rate Notes due October 31, 2018

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: October 31, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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